EXHIBIT 99.1

News Release dated September 8, 2015, Suncor Energy’s 2015 Report on Sustainability

News Release

FOR IMMEDIATE RELEASE

Suncor Energy’s 2015 Report on Sustainability

Report discusses company performance as well as climate change, carbon pricing and Canada’s energy future

Calgary, Alberta (Sept. 8, 2015) – Suncor Energy’s 2015 Report on Sustainability discusses the company’s approach to delivering environmental, social and economic performance and provides the company’s perspective on the role hydrocarbons will play as the world transitions to a low carbon future.

“It’s clear our energy system is in an era of change,” said Steve Williams, president and chief executive officer. “As we try to meet the growing global demand for energy, hydrocarbons will continue to be a key source of reliable and affordable energy and alternative and renewable energy sources will become a greater part of the energy mix. Oil sands and oil development have an important role to play in meeting our energy needs and we recognize our responsibility to think about our role in the energy system transition and how we work together with broader society on our energy future.”

Beyond reporting Suncor’s progress in environment, social and economic areas, the report includes frank discussions on topical issues, including:

•                 A discussion about energy systems and Suncor’s values with Steve Williams, president and chief executive officer

•                 A conversation with Arlene Strom, vice president, sustainability & communications on priorities including greenhouse gas emissions, social progress in our communities and Aboriginal Peoples

•                 A Q&A on climate change and carbon pricing with Fiona Jones, general manager, sustainability

•                 A video interview where several employees share their thoughts on Suncor’s impact on the environment

Key highlights from sustainability indicators for the year ending 2014 include:

•                 More than 587,690 trees were planted at our oil sands site

•                 $463 million was spent with Aboriginal businesses. Since 1999, total spend with Aboriginal businesses amounts to almost $3 billion

•                 Suncor and the Suncor Energy Foundation contributed over $27.2 million to charitable, non-profit and community groups

•                 48.2 hectares of wetland and lake reclamation was completed

•                 Our combined renewable energy portfolio displaced about 1 million tonnes of carbon dioxide – the equivalent of the annual tailpipe emissions of about 235,000 typical cars

•                 Our new $190 million wastewater treatment facility was completed and we expect it to recycle between 22,550 and 43,222 litres per minute

•                 Over $150 million was spent to support research and development of technology across the corporation, through both internal and external pathways

Suncor’s 2015 Report on Sustainability, to which links are provided in this news release, contains certain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made, and consider Suncor’s experience and its perception of historical trends, including

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, including statements in this news release about Suncor’s beliefs around energy for the future, including that hydrocarbons will continue to be a key source of reliable and affordable energy, alternative and renewable energy sources will become a greater part of the energy mix, and that oil sands and oil development will have an important role to play in meeting our energy needs, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like ‘‘expects’’, ‘‘anticipates’’, ‘‘will’’, ‘‘estimates’’, ‘‘plans’’, ‘‘scheduled’’, ‘‘intends’’, ‘‘believes’’, ‘‘projects’’, ‘‘indicates’’, ‘‘could’’, ‘‘focus’’, ‘‘vision’’, ‘‘goal’’, ‘‘outlook’’, ‘‘proposed’’, ‘‘target’’, ‘‘objective’’, ‘‘continue’’, ‘‘should’’, ‘‘may’’, ‘‘aims’’, “strives” and similar expressions.  Please see the “Advisories- Forward-looking statements”.

Reclamation at Suncor is a carefully monitored process with two distinct components: (i) transformation of the area, including tailings ponds, into a solid material that can support vegetation, wildlife and landscape restoration, which includes landform design and soil placement; and (ii) re-vegetation in a way that the reclaimed landscape can support vegetation and wildlife as a self-sustaining ecosystem. When Suncor claims that it has reclaimed land or plans to reclaim land, the reclaimed land will have met or is intended to meet the two distinct components identified in this paragraph.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com